SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 12, 2002

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F _X_	Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___	No _X_

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 26, 2002	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner —————————————— Nancy C. Gardner

International News Release

Reuters Group PLC

Preliminary Statement

For the year ended 31 December 2001 Reuters Group PLC 85 Fleet Street London EC4P 4AJ Tel: 020 7250 1122 Reg. No 3296375

Contents

Highlights of the Preliminary Results & Group Review	2

Summary of Results	8

Review of Year End Results	10

Consolidated Profit and Loss Account	26

Consolidated Statement of Total Recognised Gains and Losses	27

Consolidated Cash Flow Statement	28

Reconciliation of Net Cash Flow to Movement in Net Funds	29

Net Cash Inflow from Operating Activities	29

Consolidated Balance Sheet	30

Reconciliation of Movements in Shareholders’ Funds	31

Notes to the Preliminary Results	32

Risk Factors	36

Revenue Analysis - Year to 31 December 2001	40

Revenue Analysis - Fourth Quarter 2001	41

Summary of Results	42

Reuters - Profit and Loss Account in the New Organisational Structure	45

General Statistics	46
1

REUTERS GROUP PLC - PRELIMINARY RESULTS

for the year to 31 December 2001

12 February 2002	1/02

RESILIENT PERFORMANCE IN TOUGH TRADING ENVIRONMENT

GOOD MOMENTUM FROM BUSINESS TRANSFORMATION

Highlights

•	Group revenue rises by 8% to £3,885 million (US$5,634 million) –underlying revenue up 2%.

•	Divisional operating profit up 6% to £646 million (US$936 million)

•	Reuters Financial operating profit up 9% on an underlying basis, despite weakening markets.

•	Normalised profit before tax of £304 million (US$440 million) down 34% reflecting investment in Business Transformation, restructuring charges and JV/associates full-year start-up costs.

•	Strong cash generation

•	Business Transformation and related programmes expected to deliver savings of £185 million (US$268 million) in 2002 and £235 million (US$341 million) in 2003.

•	Write-down of non-core investments.

Tom Glocer, Reuters Chief Executive, said: “During 2001 we achieved a resilient operating performance in an environment of accelerating change. We undertook a sweeping reorganisation of the company into four customer segments and related global content, service and development units to serve our customers better. We completed the acquisition of Bridge and made good progress integrating its talented staff and capabilities with our own. We also floated a minority interest in Instinet, giving the Reuters Group additional options to participate in the development of the rapidly changing securities markets.

“As I outlined last October, we see the evolution of our business as a two-phase initiative that reshapes Reuters to deliver sustainable double-digit earnings growth. In this first phase, we are focused on improving margins by reducing the cost of doing business and transforming Reuters to drive longer-term growth. We have continued to make good progress on the Business Transformation programme and are ahead of previously announced targets for cost savings. In 2002 this will help us increase our operating margin from 7% to approximately 12% at Reuters.

“The current trading environment is difficult but we have gained confidence as our customer segments have begun to turn their strategies into more focused plans for second phase revenue growth. These draw upon Reuters unique brand, market position and global scale to deliver quality content via innovative technology.”

Group review

Financials

Reuters Group (London Stock Exchange: RTR.L, NASDAQ: RTRSY.O) revenue for the year to 31 December 2001 rose 8% to £3,885 million (US$5,634 million). Underlying revenue, which excludes exchange rate movements and the impact of acquisitions and disposals, grew 2% for the year.

Divisional operating profit grew by 6% to £646 million (US$936 million) and by 7% on an underlying basis, reflecting tight control of costs in a weak trading environment.

Normalised operating profit, including Business Transformation costs and the additional restructuring charges incurred during 2001 as part of the Group’s cost savings programme, was £383 million (US$555 million) compared to £470 million (US$681 million) in 2000. Business Transformation costs totalled £164 million (US$238 million) compared to £139 million (US$202 million) in 2000. Other restructuring charges, related mainly to severance payments, amounted to £99m (US$143 million) of which £82 million (US$119 million) was in Reuters and £17 million (US$25 million) was in Instinet.

Normalised profit before tax, including Business Transformation costs and other restructuring charges but excluding amortisation of goodwill and other intangibles, impairment charges and gains on disposals of investments and subsidiaries, was £304 million (US$440 million), compared to £457 million (US$663 million) in 2000. The losses from joint ventures and associates increased to £70 million (US$101 million) from £16 million (US$23 million) in 2000, reflecting the inclusion of a full year’s losses from Radianz and other start-ups, as well as losses arising from restructuring costs at TIBCO Software.

Profit before tax was £158 million (US$229 million) compared to £657 million (US$952 million) in 2000. Net losses on investments amounted to £53 million (US$77 million), which included a book profit of £200 million (US$289 million) from the IPO of Instinet and impairment provisions from non-core investments totalling £253 million (US$367 million). Most significant of these was a net write-down of £145 million (US$210 million) in respect of investments within the Greenhouse Fund.

The Group also undertook a rigorous review of other fixed asset investments resulting in a further £98 million (US$142 million) of impairment provisions of which £85 million (US$123 million) was in Reuters and £13 million (US$19 million) was in Instinet. There were also write-downs of £10 million (US$15 million) in respect of assets lost as a result of the events of 11 September.

Normalised earnings per share were 13.6p (21.0p in 2000).

In October 2001, Reuters Group announced that it had reviewed its dividend policy and declared its intention to pay a total dividend for the year of 10.0p per share (16.0p in 2000). Accordingly, the Board is proposing a final dividend of 6.15p.

The Group continued to generate significant amounts of cash during the year including £605 million (US$877 million) from operating cash flow and £339 million (US$492 million) from the IPO of Instinet At the end of 2001, the Group had net cash of £138m (US$201 million), with Reuters carrying £702 million (US$1,018 million) of net debt and Instinet holding £840 million (US$1,218 million) of net cash. Acquisitions made during the year by Reuters included Bridge for £255 million (US$370 million) and Diagram for £48 million (US$70 million). Instinet acquired ProTrader during the year. Total purchase consideration was £105 million (US$152 million), of which £34 million (US$50 million) was paid in Instinet shares, and the balance in cash.

Business Transformation Programme (BTP) and Cost Saving Programmes

The goal of the BTP is to meet rapidly evolving customer requirements by designing and delivering the next generation of products and services based on new IP technologies and ensuring Reuters has the optimal organisation, internal systems and commercial processes. In addition to job cuts linked to the BTP, Reuters implemented further headcount reductions during the second half of the year in response to market conditions.

In 2001, Reuters incurred £82 million (US$119 million) in restructuring charges, primarily severance, and £164 million (US$238 million) in BTP costs. In 2002 Reuters plans to invest a further £75 million (US$109 million) on BTP.

As a result of these programmes, Reuters has realised £65 million (US$94 million) in savings in 2001 and expects to save £185 million (US$268 million) in 2002 and £235 million (US$341 million) in 2003. These programmes will result in the elimination of 1,800 jobs, an increase over the target of 1,600 jobs, which was announced in October 2001.

Instinet reduced its headcount during 2001 by 237 at a cost of £17 million (US$25 million). It expects to take a further restructuring charge of £17 million (US$25 million) in the first half of 2002 in order to reduce its annual fixed cost run-rate by a further £41 million (US$60 million).

Acquisition of Bridge businesses

On 1 October 2001 Reuters announced the acquisition of certain assets of Bridge Information Systems Inc. The Bridge businesses complement Reuters existing products and services and will further strengthen the new Investment Banking & Brokerage and Asset Management customer segments. They bring to Reuters a large customer base among US institutional investors, leading trading and order routing technologies, and a team of highly skilled market professionals.

The integration of the businesses into Reuters is well advanced. Reuters News was delivered to Bridge users on the morning after the deal closed, and key Bridge product capabilities are expected to be integrated into Reuters 3000 Xtra and other services later this year. Integration costs were £17 million (US$24 million) in 2001 and are expected to be a further £38 million (US$55 million), principally in 2002. In addition to integration costs, operating losses on the Bridge businesses in the fourth quarter totalled £3 million (US$5 million), substantially less than originally expected.

Significant rationalisation savings are planned with Reuters incorporating best practices from both organisations. Reuters aims to make £25 million (US$36 million) of annual cost savings this year and a further £23 million (US$33 million) in 2003. As forecast when the acquisition was completed, the transaction is expected to be earnings neutral, before goodwill, in 2003 and earnings enhancing on this basis in 2004.

Business impact of 11 September 2001

The estimated direct financial impact on the Group’s operating profit of the events of 11 September was limited to lost revenue of approximately £17 million (US$25 million), including £14 million (US$20 million) at Instinet, and incremental costs of £5 million (US$7 million). In addition, profit before tax was reduced by approximately £10 million (US$15 million) to reflect the loss of assets located in the World Trade Center.

Divisional review

New customer segments

In July, Reuters announced a reorganisation of the company to operate by four customer segments: Treasury, Investment Banking and Brokerage, Asset Management and Corporates and Media. The indicative 2001 revenues for the new segments are:

•	Treasury - £1,058 million (US$1,534 million)

•	Investment Banking and Brokerage - £839 million (US$1,217 million)

•	Asset Management - £663 million (US$961 million) and

•	Corporates and Media - £482 million (US$699 million).

The following information is presented on a basis consistent with previous statements, since the new organisation only took effect at the start of 2002.

Reuters Financial

Revenue of Reuters Financial (RF) grew by 9% to £2,787 million (US$4,041 million), including the Bridge businesses. On an underlying basis, the division’s revenue increased by 4%.

Within RF, revenues from the subscription-based recurring services rose 8% to £2,491 million (US$3,612 million) and were up 4% on an underlying basis for the year. Reuters flagship information product, Reuters 3000 Xtra exceeded its 2001 sales target of 50,000 units. Over 56,000 units were sold by the end of 2001, with installations as a percentage of sales improving from 39% to 64%.

RF’s outright/solutions revenue was up 13% at £215 million (US$313 million) and on an underlying basis for the year by 7%. Revenues from Reuters Consulting grew 21%. Revenue from usage services increased 41% to £80 million (US$117 million), reflecting three months revenue from Bridge Trading, while on an underlying basis revenue declined by 2%.

RF’s operating profit increased 5% to £541 million (US$784 million) on an actual basis, including the losses and integration costs from the Bridge businesses, and by 9% on an underlying basis.

Reuterspace

Reuterspace’s revenue increased 8% to £255 million (US$370 million) but declined 2% on an underlying basis, reflecting the downturn in the US online media and online research and advisory markets.

Operating losses were £60 million (US$87 million) compared to £67 million (US$97 million) in 2000, of which £38 million (US$55 million) was recorded in the first half of the year. In preparation for the migration of the Reuterspace businesses to the new Corporates and Media segment, Reuters took action to focus its investment and significantly reduced the amount of spending in the second half of the year.

Instinet

Instinet’s revenue increased by 6% to £854 million (US$1,238 million) and was flat on an underlying basis. Instinet’s operating profit, excluding restructuring costs, improved by 13% to £178 million (US$258 million) and by 4% on an underlying basis.

Instinet’s share of the Nasdaq market was 11.7% in the fourth quarter, down from 13.9% a year ago and 13.5% in the third quarter 2001. Nasdaq market makers, an important customer group for Instinet, experienced severe financial pressure in the second half of 2001. However, Instinet has a broad customer base and considerable depth in its Nasdaq liquidity pool. The company also provides a range of value-added products and services to sell-side customers, has a strong position with buy-side firms and has an important international presence. Instinet yesterday announced that it expects to introduce significant additions to its product offerings and trading functionality in 2002.

Reuters, through its 83% holding in Instinet, is well placed to participate in the next stage of the developments in the US equity markets.

Investments and Associates

As announced in October, Reuters is focusing on developing an integrated portfolio of companies in which all units are closely aligned to the Group strategy.

Reuters continues to work closely with TIBCO Software, in which it holds a 53% stake, (fully diluted 42%), to develop products and solutions that the four customer segments can incorporate into their offerings.

Radianz will continue to invest in 2002 as it develops its secure global extranet for the financial markets. In 2001 Reuters began to migrate its customers onto the Radianz IP network from Reuters proprietary networks. In due course this will benefit Reuters and its customers by delivering lower costs, global delivery of products and a faster time to market for new services.

Factiva made a positive contribution to Reuters and now has a presence on over 1.5 million desktops. It is making good progress with its migration of customers from the original Dow Jones and Reuters products to its new flagship service, Factiva.com.

Reuters restructured Greenhouse in 2001 into an independent management company (RVC), which is seeking third-party investors. Reuters objective is to retain access to emerging companies and technologies but at a lower capital commitment and call upon management time.

Prospects for 2002

Reuters expects subscription-based revenues to grow in overall terms in 2002, driven by a full year contribution from the recently acquired Bridge businesses. Based on the current cyclical downturn Reuters is seeing in financial services markets, Reuters currently expects underlying subscription revenues to decline 2% to 3% in the first half of 2002. The lag effects inherent in subscription revenues will cause the rate of decline in the second half of the year to be slightly higher than in the first.

Solutions sales, which grew 7% on an underlying basis in 2001, are expected again to show good growth in 2002. The timing of these revenues is, as always, difficult to predict but Reuters has an encouraging pipeline of revenue prospects, weighted towards the second half.

Reuters currently anticipates that normalised operating margins, excluding Instinet, will improve from 7% in 2001 to approximately 12% in 2002 as a direct result of the cost savings measures taken in 2001 and reductions in Business Transformation and restructuring costs.

Reuters expects to make further progress in growing its normalised operating margins in 2003 as momentum from the benefits of the Business Transformation programme gathers pace and Bridge integration costs begin to decline.

END

Summary of Results

The following is a summary of the unaudited results of Reuters Group PLC for the year to 31 December 2001:

	Year to 31 December				% Change		Year to 31 December

	2001 £m		2000* £m		Actual	Underlying	2001 US$m	2000* US$m

Group revenue		3,885		3,592	8%	2%	5,634	5,208

Divisional operating profit		646		609	6%	7%	936	883

Operating profit		302		411	(26%)	(25%)	438	595

Amortisation		81		59			117	86

Normalised operating profit		383		470	(19%)	(17%)	555	681

Share of associates
losses/investment income		(70)		(16)			(101)	(23)

Net interest		(9)		3			(13)	4

Normalised profit before tax		304		457	(34%)	(32%)	441	662

Amortisation (including associates)		(93)		(71)			(135)	(103)

Net (losses)/gains on investments		(53)		271			(77)	393

Profit before taxation		158		657	(76%)	(74%)	229	952

Normalised earnings per share		13.6p		21.0p

Basic earnings per ordinary share		3.3p		37.1p

Earnings per ADS	US$	0.29	US$	3.23

Dividend per ordinary share: Interim		3.85p		3.65p
Final		6.15p		12.35p

* Restated following adoption of FRS 19 (see note 1 on page 35)

Notes:

•	This summary is taken from, and should be read in conjunction with, the attached preliminary statement and notes.

•	Underlying growth excludes acquisitions and disposals and significant once-off items in the period under review, stated at comparable exchange rates.

•	Normalised profits and earnings exclude amortisation of goodwill and intangible assets, impairment charges and gains/losses on the disposal of subsidiaries and fixed asset investments.

•	For convenience all US dollar equivalents have been converted throughout this news release at US$1.45 = £1, the rate prevailing on 31 December 2001.

8

•	The final dividend is payable on 25 April 2002 to ordinary shareholders on the register at 15 March 2002 and on 2 May 2002 to ADS holders on the register at 15 March 2002.

•	This news release includes forward-looking statements within the meaning of the US securities laws. For a discussion of factors that could affect future results, reference should be made to the forward-looking statements discussion and “Risk Factors” included in the full preliminary statement on pages 36-39.

•	The financial information for the year ended 31 December 2000 does not comprise statutory accounts but has been extracted from the statutory accounts of Reuters Group PLC for that year which have been delivered to the Registrar of Companies. The auditors’report on the statutory accounts was unqualified and did not contain a statement made under section 237 (2) or (3) of the Companies Act 1985. The financial information for the year ended 31 December 2001 does not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts of Reuters Group PLC for that period will be delivered to the Registrar of Companies in due course.

•	Reuters and the sphere logo are the trademarks of the Reuters Group of Companies.

9

Review of Year End Results

Under US law, all statements other than statements of historical fact included in this review are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under ‘Risk Factors’ on pages 36-39 as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date hereof and attributable to Reuters are expressly qualified in their entirety by such factors.

As used in this report, ‘Reuters Group’ and ‘Group’ refer to Reuters Group PLC and its consolidated subsidiaries including Instinet. ‘Reuters’ refers to Reuters Group excluding Instinet.

1. SUMMARY OF KEY EVENTS OF 2001

Worldwide economic conditions and 11 September

The year 2001 was characterised by uncertain market conditions and a general economic slowdown, which has led to consolidation and cost reduction by many of our clients. The economic slowdown has become more pronounced as a result of the events of 11 September, though the direct financial impact of this on Reuters Group was limited. Further details are shown in the ‘Financial Review’ on page 13.

Instinet IPO

In May, Instinet completed an initial public offering selling 37 million shares at US$14.50 per share, raising net proceeds of £339 million. This resulted in a deemed disposal by Reuters of a 15.1% interest in Instinet, generating a book profit of £200 million. Reuters did not actually dispose of any Instinet shares as part of the IPO.

Bridge acquisition

In September, Reuters completed the acquisition of the core North American equities information business and certain other businesses of Bridge Information Systems Inc and its subsidiaries, which had been in bankruptcy proceedings since the beginning of 2001. The total purchase consideration, which included interim funding to Bridge and its network provider, SAVVIS Communications Corporation, was £256 million. The acquired Bridge businesses include content, analytics and trading applications primarily for financial institutions and their customers, as well as Bridge Trading, a licensed broker-dealer. The transaction is expected to greatly enhance Reuters presence in the US buy side market and allow Reuters to expand its product offering as well as connect its international customer base with Bridge’s largely-US clientele.

Other acquisitions and disposals

In March, Reuters acquired Diagram fip SA, a major European provider of financial software solutions for the capital markets, for a total purchase consideration of £48 million.

In June, Reuters outsourced the management of its corporate venture fund, the Greenhouse Fund, to RVC, a newly formed and independent fund management company.

In October, Reuters disposed of its majority stake in VentureOne Corporation, a provider of information and research for the venture capital investment industry, for a net consideration of £18 million.

Also in October, Instinet acquired approximately 92% of ProTrader Group, LP, a provider of advanced trading technologies and electronic brokerage services primarily for retail active traders and hedge funds and in January 2002, Instinet acquired the remaining 8%. The total purchase consideration was £105 million, which comprised £71 million in cash and £34 million of Instinet shares. The acquisition diluted Reuters holding in Instinet further to approximately 83%.

Cost savings programme accelerated

Expenditure relating to the Business Transformation programme continued with £164 million in 2001 compared to £139 million in 2000. In addition, in the light of market conditions, Reuters has accelerated its cost saving programmes by reducing its headcount by 1,800, exceeding our previously stated target by 200 staff. At the end of December 2001, over 1,000 staff had already left and the remainder will leave during 2002. Instinet also carried out similar cost saving measures and reduced its headcount by 237 by the end of December 2001. These additional measures resulted in a restructuring charge in 2001 of £82 million for Reuters and £17 million for Instinet.

Further details regarding the Business Transformation programme and the additional cost saving measures, including an explanation of associated charges and anticipated savings, are shown in the ‘Operating Review’ on page 16.

Dividend policy

Following a strategic review and the decision to reshape the organisation around customer segments, as described later within the ‘Operating Review’ on page 16, Reuters reviewed its dividend policy in the third quarter of 2001. Given the opportunities available for growth in the business, Reuters concluded that it should retain a higher proportion of its earnings and available cash flows. As a result, a final dividend of 6.15p per share (2000: 12.35p and 1999: 11.0p) is proposed thus making a total dividend for 2001 of 10.0p per share (2000: 16.0p and 1999: 14.65p). Under this new dividend policy, Reuters intends to increase the dividend progressively from this lower base as earnings recover, with a goal for dividend cover of at least two times the normalised earnings of Reuters. In connection with its IPO, Instinet stated its intention not to distribute dividends to its shareholders, including Reuters.

2. PERFORMANCE MEASUREMENT

Underlying growth, normalised profits and earnings and divisional operating profit, are measures used by the Group to enable period-to-period comparison on a like-for-like basis such that organic operational growth can be easily identified. This reflects the manner in which the Group is managed.

Underlying growth excludes acquisitions, disposals and significant once-off items in the period under review and excludes the impact of currency fluctuations. The significant acquisitions excluded are: in 2001, Bridge and Diagram (Reuters Financial) and ProTrader (Instinet); in 2000, Yankee and ORT (Reuterspace) and Lynch, Jones & Ryan (Instinet); and in 1999, Tower Group (Reuterspace) and Montag (Instinet). The disposal of VentureOne (Reuterspace) is excluded in 2001. The only significant once-off item excluded is the 1999 beneficial impact of a reversal of a £25 million data feed accrual. The 2000 and 2001 expenses of the Business Transformation programme and the 2001 restructuring charges relating to the headcount reductions described earlier are not excluded from underlying growth calculations.

Normalised profits and earnings exclude amortisation of goodwill and other intangible assets, impairment charges and gains and losses on the disposal of subsidiaries and fixed asset investments. This is done in order to give a clearer view of the operating performance of the business. A reconciliation between UK GAAP and normalised operating profit and profit before tax is shown in the ‘Financial Review’ on page 13.

Divisional operating profit is the normalised operating profit excluding Business Transformation and other restructuring costs. The divisions exclude joint ventures, associates and investments. This measure is used to reflect the fact that the Group is managed on a divisional basis and is used to give a clearer view of the operating performance of the divisions individually and collectively.

Margin

Normalised operating profit margin for the Group decreased to 9.9%, compared to 13.1% in 2000 and 19.3% in 1999 and normalised operating profit margin for Reuters decreased to 7.3% compared to 11.2% in 2000 and 18.2% in 1999. The decline over the three years principally reflects the Business Transformation expenditure in 2000 and 2001 and the additional headcount related restructuring costs in 2001.

Earnings per share (EPS)

The 2000 and 1999 results have been restated to reflect the adoption of Financial Reporting Standard (FRS) 19 Deferred Tax. For further details, see ‘Accounting policy changes and US GAAP’ on page 34.

Basic earnings per share decreased by 91% in 2001, compared to an increase of 20% in 2000. Normalised earnings per share decreased 35% in 2001, compared to a 24% decrease in 2000. The decrease on a normalised basis was driven by increased business transformation costs, the other restructuring costs and net losses on associates and joint ventures. In addition, the basic earnings per share decrease reflects, in particular, net losses on investments of £53 million in 2001 compared to profits of £271 million in 2000 and £102 million in 1999.

Dividend per share

Following the review of dividend policy, the final dividend proposed was 6.15p which, when added to the interim dividend of 3.85p amounts to 10p per share, a decrease of 38% for the full year 2001 compared to 2000.

Shareholder value

Reuters Group aims to grow its value and outperform its peers. The Group believes that its mix of assets, some of which are unique to the Group, will help it to meet these aims. Reuters Group assets, not all of which are included in the consolidated balance sheet, include:

•	Reuters independence, as enshrined in the Reuters Trust Principles;

•	Goodwill attached to the Reuters name;

•	Software and other intellectual property;

•	Global databases of financial and other information; and

•	An integrated global organisation including a skilled workforce.

The Group uses a model for measuring and ranking its total shareholder return (TSR) compared with that of the other 99 companies in the FTSE 100 index at the start of each measurement period. This model is used to determine vesting of awards under performance-linked share plans.

Reuters Group rankings over recent three-year measurement periods and the short measurement periods to 31 December 2001 are set out below:

Cash flow

Cash conversion is used to measure the conversion of operating profit into cash and is calculated by taking the net operating cash flow as a percentage of normalised operating profit. The 118% Reuters cash conversion for 2001 reflects the strong cash generative nature of Reuters core businesses. As in the prior year it was boosted by the high level of severance costs that had been provided for at the end of the year for staff leaving in the following year. Without this impact, the average cash conversion percentage for the past two years would have been 99%. The trend over three years shows the strong cash generative nature of Reuters.

3. FINANCIAL REVIEW

	Year to 31 December
	2001 £m	2000 £m	1999 £m

Revenue	3,885	3,592	3,125

Operating profit
- divisions	646	609	603
- business transformation	(164)	(139)	—
- other restructuring	(99)	—	—

Normalised operating profit	383	470	603
JVs, associates loss &
investment income	(70)	(16)	(8)
Net interest (payable) / receivable	(9)	3	(4)

Normalised PBT	304	457	591

Amortisation	(93)	(71)	(61)
Net (losses) / gains on investments	(53)	271	102

Reported PBT	158	657	632

2001 results compared with 2000

During 2001, the Group continued to be managed and to report its results on a divisional basis. In 2002, the Group will be managed and its results presented under the new customer segment structure. For further details, see the ‘Operating Review’ on page 16.

Actual revenue increased 8% to £3,885 million and underlying revenues, driven primarily by Reuters Financial, increased 2%. The difference between actual and underlying growth reflected mainly the impact of currency movements and the Bridge acquisition.

Divisional operating profit increased 6% to £646 million. Underlying growth was 7%, underpinned by a combination of revenue growth in Reuters Financial and tighter cost control across Reuters and Instinet.

Divisional operating profit includes recognised net currency losses (including hedging losses) of £13 million in 2001, compared with gains of £2 million in 2000. Actual rates performance in 2001 was positively impacted by the relative strength of the US dollar and the euro against sterling.

Expenditure relating to the Business Transformation programme was £164 million in 2001 compared to £139 million in 2000. Other restructuring costs of £99 million in 2001 were also incurred. Further information on both Business Transformation and the other restructuring costs are shown in the ‘Operating Review’ on page 16.

As a result, normalised operating profit fell 19% in 2001, compared to a 22% fall in 2000.

Normalised operating profit margin was 9.9%, compared with 13.1% in 2000. Divisional operating profit margin was 16.6% in 2001, compared to 16.9% in 2000.

Reuters Group share of net operating losses (before amortisation) in associates, joint ventures and investment income rose from £16 million in 2000 to £70 million in 2001 reflecting the inclusion of a full year’s loss from Radianz Limited and other start-ups, as well as losses arising from significant costs in TIBCO Software Inc (“TSI”) as a result of restructuring activity. Income from fixed asset investments was £3 million, compared to £5 million in 2000.

Reconciliation of UK GAAP Operating profit and profit before tax to normalised operating profit and normalised profit before tax

	Year to 31 December
	2001 £m	2000 £m	1999 £m

Operating profit (UK GAAP)	302	411	549

Amortisation (subsidiaries)	81	59	47
Loss on TSI / RBB	—	—	7

Normalised operating profit	383	470	603

Share of associates, JV’s
losses / investment income	(70)	(16)	(8)
Net interest (payable) / receivable	(9)	3	(4)

Normalised profit before tax	304	457	591

Amortisation (subsidiaries
and associates)	(93)	(71)	(61)
Net (losses) / gains on investments	(53)	271	102

Profit before tax (UK GAAP)	158	657	632

The £9 million net interest payable reflected £45 million of interest receivable, primarily relating to Instinet and also including £16 million from associates and joint ventures. This was more than offset by £54 million of interest payable, primarily related to Reuters, including £15 million interest relating to the payment of corporate taxes. This compared to a £3 million net interest receivable in 2000.

Normalised profit before tax fell by 34% to £304 million. The decline reflected increased Business Transformation costs, the other restructuring costs, increased losses in associates and joint ventures and increased interest payable, partly offset by higher divisional operating profit driven by the underlying growth in Reuters Financial and Instinet.

Total amortisation was £93 million (£71m in 2000), of which £12 million (£12m in 2000) related to associates and joint ventures. The significant increase related principally to the acquisitions of Bridge, Diagram and ProTrader.

Net losses on investments were £53 million, compared to net gains of £271 million in 2000 (which included a £160 million book profit relating to a TSI follow-on public offering; see “2000 results compared to 1999” below).

The most significant gain in 2001 was the deemed disposal of a 15.1% interest in Instinet, which resulted in a £200 million book profit taken in the first half of the year. The Greenhouse Fund saw a net loss of £145 million with impairments offsetting the gains on disposal. The impairments reflected the substantial reduction in the value of technology stocks as well as a prudent management view consistent with the Group’s position as a strategic rather than a venture capital investor.

This prudent view was also applied to the Group’s other investments with £108 million net losses (of which £13 million relate to writedowns by Instinet). This included full provisions against our investments in Sila Communications and Pedestal and also £10 million in respect of assets lost in the World Trade Center (that were insured through our captive insurance provider). Also included in the net writedowns was a gain of £16 million on the disposal of VentureOne.

As a result reported profit before tax was £158 million compared to £657 million in 2000.

The tax charge for 2001 resulted in an actual tax rate of 67% on profit before tax, compared with a rate of 21% in 2000 and the current UK corporate tax rate of 30%. The higher actual tax rate is due principally to the fact that the write down in investments and the amortisation charges are non-deductible. On a normalised basis, the actual tax rate for 2001 and 2000 was 35%.

Profit after tax in 2001 was £51 million compared to £521 million in 2000.

The impact of 11 September on 2001 results

The estimated direct impact of the events of 11 September on the Reuters Group operating profit was lost revenue of approximately £17 million (including £14 million at Instinet from the loss of four trading days) and incremental costs of £5 million (including £4m at Instinet). In addition, losses of approximately £10 million have been recognised in respect of communications equipment and other assets destroyed and £2m in respect of payments (net of insurance proceeds received) for Reuters Group staff lost in the World Trade Center.

2000 results compared with 1999

Actual revenue in 2000 increased 15% to £3,592 million and underlying revenue, mainly driven by Instinet, increased 13%.

Divisional operating profit increased 1% in 2000 to £609 million. Underlying divisional operating profit growth was 11%. The difference between the actual and underlying operating profit growth reflects mainly the impact of currency movements and the exclusion of the beneficial impact of the reversal of the £25 million data feed accrual in 1999.

Divisional operating profit included recognised net currency gains of £2 million in 2000, compared with £6m in 1999. Actual rates performance in 2000 was adversely impacted by the strength of sterling against the euro, partially offset by sterling’s weakness against the US dollar and Japanese yen.

Normalised operating profit, which included Business Transformation costs, fell 21% in 2000.

Normalised operating profit margin in 2000 was 13.1%, compared with 19.3% in 1999. Divisional operating profit margin was 16.9% in 2000 compared with 18.9% in 1999.

Reuters Group share of net operating losses (before amortisation) in associates and joint ventures and investment income rose from £8 million in 1999 to £16 million in 2000. In 2000 a profit of £2 million from TSI was more than offset by losses reported from the new joint venture and associates Radianz, Sila Communications and Multex Investor Europe. TSI and Reuters Business Briefing (RBB, now part of Factiva) became associated companies in 1999. Income from fixed asset investments was £5 million compared to £2 million in 1999.

The £3 million net interest receivable in 2000 reflected £13 million of interest receivable from associates and joint ventures offset by £10 million of interest payable. This compared to £4 million net interest payable in 1999.

Normalised profit before tax fell by 23% in 2000 to £457 million. The decline reflected increased investment in new initiatives at Instinet and Reuterspace and business transformation costs, partly offset by higher underlying operating growth in Reuters Financial and Instinet’s equities business.

Total amortisation in 2000 was £71 million, of which £12 million related to associates and joint ventures. This compared to amortisation of £61 million in 1999 of which £14 million was in respect of associates and joint ventures.

Net gains on investments in 2000 were £271 million compared to £102 million in 1999. A follow-on public offering in March 2000 of 4.8 million TSI shares resulted in a book profit for Reuters of £160 million. This was subsequently reduced by £3 million as a result of the exercise of options held by TIBCO Finance employees. Reuters sold no shares in TSI other than to meet its obligations under an option plan of TIBCO Finance, a wholly owned Reuters subsidiary and received no proceeds from the sale of TSI shares other than the exercise price of such options.

Net gains on the Greenhouse Fund in 2000 were £53 million compared to £37 million in 1999. In 2000 profits on disposal more than offset impairments in the carrying value of the investments. The disposal of Reuters interest in Safetynet generated a further profit of £37 million in 2000.

Reported profit before tax grew by 4% to £657 million.

The tax charge for 2000 resulted in an actual tax rate of 21% on profit before tax, compared with a rate of 31% in 1999 and the then current UK corporate tax rate of 30%. The lower effective tax rate reflected the non-taxable nature of the book gain arising from the TSI follow-on share offer and tax deductions arising from the exercise of TSI stock options held by TIBCO Finance employees. On a normalised basis, the tax rate for 2000 was 35% compared to 32% in 1999.

Profit after tax in 2000 was £521 million compared to £436 million in 1999.

Current trading and prospects for 2002

Reuters expects subscription-based revenues to grow in actual terms in 2002, driven by a full year contribution from the recently acquired Bridge businesses. Based on the current cyclical downturn Reuters is seeing in financial services markets, the company currently expects underlying subscription revenues to decline 2% to 3% in the first half of 2002. The lag effects inherent in subscription revenues will cause the rate of decline in the second half of the year to be slightly higher than in the first. Reuters believes that the second half of 2002 will represent the low point in the cycle.

Solutions sales, which grew 7% on an underlying basis in 2001, are expected again to show good growth in 2002. The timing of these revenues is, as always, difficult to predict but Reuters has an encouraging pipeline of revenue prospects, weighted towards the second half.

Reuters currently anticipates that normalised operating margins, excluding Instinet, will improve from 7% in 2001 to approximately 12% in 2002 as a direct result of the cost savings measures taken in 2001 and reductions in Business Transformation and restructuring costs.

Reuters expects to make further progress in growing its normalised operating margins in 2003 as momentum from the benefits of the Business Transformation programme gathers pace and Bridge integration costs begin to decline.

4. OPERATING REVIEW

Divisional performance

	Year to 31 December
	2001 £m	2000 £m	1999 £m

Reuters Financial (excluding Bridge)	561	517	483
Bridge	(3)	—	—
Bridge integration	(17)	—	—

Reuters Financial	541	517	483
Reuterspace	(60)	(67)	(15)

Reuters	481	450	468

Instinet	178	157	129
Net currency (losses) / gains	(13)	2	6

Divisional operating profit	646	609	603

Underlying revenue growth	2001
By quarter vs 2000	Q1	Q2	Q3	Q4

Reuters Information	7%	7%	5%	1%
Reuters Trading Solutions	7%	0%	4%	(3%)
Reuterspace	9%	3%	(10%)	(8%)

Reuters	7%	4%	4%	(1%)
Instinet	20%	14%	(5%)	(26%)

Reuters Group	10%	6%	2%	(7%)

Underlying revenue growth was strong in the first half of the year across all divisions, particularly in Instinet. However, underlying revenue growth has fallen back in the second half, particularly in the fourth quarter. This reflected the impact of the economic slowdown which has become more pronounced as a result of the events of 11 September.

Reuters Financial

Reuters Financial comprises Reuters Information (RI), Reuters Trading Solutions (RTS) and, in the fourth quarter, the acquired businesses of Bridge. Although RI, RTS and Bridge revenues are separately discussed below, performance for the division is shown in total, reflecting the way the division is managed.

	Year to 31 December
Reuters Financial	2001 £m	2000 £m	1999 £m

Revenue	2,787	2,559	2,399

Operating profit	541	517	483
Operating margin	19.4%	20.2%	20.2%

Underlying revenue increased by 4% (6% in 2000), mainly driven by Reuters Information and actual rates growth was 9% (7% in 2000) reflecting the impact of the Bridge acquisition, at the beginning of the fourth quarter and exchange rate movement.

Underlying cost growth of 3% (3% in 2000) was lower than revenue growth and growth at actual rates was 10% (7% in 2000). The difference between the actual and underlying cost growth in 2001 is principally due to the acquisition of Bridge including integration costs, described under ‘Bridge’ below.

Accordingly, underlying operating profit increased by 9% (19% in 2000) and at actual rates increased by 5% (7% in 2000).

Excluding the impact of Bridge (including Bridge integration costs), the operating margin would have been 20.7%.

Reuters Information

RI provides information products for financial professionals. RI’s focus is on four main markets: equities; foreign exchange and money; commodities (including energy); and fixed income.

	Year to 31 December
RI revenue analysis	2001 £m	2000 £m	1999 £m

High Tier (International products)	873	795	775
Middle Tier (Domestic products)	209	225	201
Other Revenue (site fees, exchange fees,
3rd party data etc)	754	717	643

Total revenue	1,836	1,737	1,619

Underlying revenue growth was 5% (7% in 2000) driven by High Tier revenue growth. High Tier revenue growth continued to be driven by 3000 Xtra, our flagship information product, with over 35,000 accesses installed by the end of December 2001, compared with 10,800 as at 31 December 2000. Sales of 3000 Xtra progressed well with over 56,000 accesses sold by the end of December 2001 compared with 27,000 as at 31 December 2000.

Actual revenue decline of 7% in Middle Tier products reflected the re-classification of £14 million of site fees (£16 million in 2000 and 1999) from Middle Tier to Other Revenue in 2001. Underlying revenue growth, which for this purpose also excludes this re-classification, was 1% (17% in 2000) reflecting 3% growth in the US offset by a decline in the non-US markets. Installed accesses of ReutersPlus, our US domestic product, increased with approximately 64,000 accesses installed by the end of 2001 compared to 55,000 at the end of 2000.

Other Revenue includes additional information sets and add-on services. Approximately 40% of Other Revenue was recovery of exchange, installation and communication fees for which there was an almost equal and opposite cost. Other Revenue for 2000 and 1999 included £24 million and £12 million respectively for Lower Tier products (Reuters Markets Monitor, Reuters Markets View and Online Investor Services) which in 2001 were grouped in Reuters Trading Solutions – Retail Solutions (see below). Underlying revenue growth, which excludes the Lower Tier revenue products, but includes the underlying growth in the re-classified site fees, was 4% (11% in 2000) in line with RI underlying growth in 2001. The growth in 2000 reflected increased demand for broader information sets and add-on services.

Reuters Trading Solutions

RTS aims to meet the technology and transaction needs of clients in treasury and banking, corporate treasuries, securities broking and sales, asset management and personal financial services. RTS comprises three business groupings: Transactions; Applications and Enterprise Solutions; and Retail Solutions.

	Year to 31 December
RTS revenue analysis	2001 £m	2000 £m	1999 £m

Transactions	377	402	402
Applications and Enterprise Solutions	404	385	350
Retail Solutions	97	35	28

Total revenue	878	822	780

Overall RTS underlying revenue growth was 2% (4% in 2000), driven mainly by strong sales in Retail Solutions products offset by a decline in Transactions products. Actual rate growth was 7% (5% in 2000) reflecting the impact of the acquisition of Diagram.

Underlying revenue in Transactions fell 6% in 2001 (2% decrease in 2000), reflecting the continuing consolidation in the FX/Money markets Dealing community and the impact of global pricing agreements concluded with key customers. The rate of decline slowed significantly in the second half of the year reflecting the fact that the pressure from banking consolidation is easing slightly and Reuters is enjoying good growth in its forwards matching products.

The roll-out of Dealing 3000 continued with close to 13,000 accesses installed by the end of December 2001.

Underlying growth in Applications and Enterprise Solutions (AES) revenue was 3% (9% in 2000) reflecting growth in Trade & Risk Management products.

Retail Solutions products, aimed at providers of personal finance services, continue to be in strong demand and generated underlying growth of 39% (24% in 2000) partly driven by strong underlying revenue growth in Online Investor Services. Actual revenues for Retail Solutions in 2001 included £40 million from Lower Tier products formerly part of Reuters Information (2000: £24 million, 1999: £12 million) as discussed above. The underlying growth includes the re-classification of these revenues for all three years.

Reuters Consulting, which was formed in 2000, delivers integrated client solutions around a range of Reuters content and technology. Reuters Consulting revenue, which is distributed across the three RTS business lines, continued to grow during 2001 despite tough market conditions with consulting revenue growing to £74 million in 2001 from £61 million in 2000. Although the consulting business unit was only formed in 2000, Reuters had consulting activities prior to this. In 1999, revenues from these activities were £45 million. The 21% growth in 2001 (34% in 2000) was partly driven by the acquisition of Diagram and currency movements. Underlying growth was 10% (28% in 2000).

Bridge

Total post acquisition revenue for the acquired Bridge businesses from 1 October 2001 was £73 million. At the time of acquisition, Reuters announced anticipated revenue of US $100 million (£69 million) for the fourth quarter. Bridge Trading performed slightly better than expected due to higher fourth quarter NYSE trading volumes, offset by slightly weaker performance from the other Bridge businesses reflecting the deteriorating market conditions discussed earlier. Total post acquisition operating loss was £3 million.

Bridge integration costs of £17 million in 2001 represented mainly severance and retention payments to key staff impacted by integration activities and other third party costs associated with the integration. The Bridge integration programme, which is expected to continue into 2004, is forecast to cost £55 million in total, of which £31 million is expected in 2002, with the remaining £7 million to be incurred in 2003 and 2004.

Reuters intends to make £25 million of annual cost savings in 2002 and a further £23 million in 2003 as a result of the integration of Bridge.

Reuterspace

Reuterspace was formed in 2000 to utilise existing Reuters assets to exploit new market opportunities beyond the traditional wholesale financial market.

	Year to 31 December
Reuterspace	2001 £m	2000 £m	1999 £m

Revenue	255	235	157

Operating loss	(60)	(67)	(15)
Operating margin	(23.6%)	(28.2%)	(9.4%)

Actual revenue increased by 8% (50% in 2000), reflecting the full 2001 year impact of the acquisitions in 2000 of OR Telematique (ORT) in France and Yankee Group in the US. The underlying revenue declined by 2% (16% growth in 2000) reflecting the contracting customer demand for research products in the US telecoms sector as industry consolidation and rationalisation takes place and the discontinuation of software development activities.

Media underlying revenue growth was 2% (6% in 2000), reflecting the more challenging sales environment for online products, particularly in the US.

Investment in Reuters.com portal infrastructure, related activities and online media expansion has been reduced in the second half of the year, reflecting reduced market opportunities as a result of changing economic conditions and a reassessment of the scale of opportunities in the new organisation structure. As a result, levels of investment will be significantly lower in 2002 compared to 2001.

Greenhouse Fund

	Year to 31 December
Greenhouse performance	2001 £m	2000 £m	1999 £m

Net (losses) / gains	(145)	53	37

Effective from 14 June 2001, the Greenhouse portfolio is managed by RVC, an independent company established by the former Greenhouse Fund management, who were Reuters employees. The RVC management team are planning to commence a new fund in 2002 to invest in software infrastructure companies primarily in Europe. Reuters has committed to invest up to £17 million in this first fund along with other investors and has an option to invest in future funds.

At 31 December 2001 the Greenhouse portfolio had holdings in 18 quoted companies, 55 unlisted companies and 14 venture funds. Overall, Reuters has invested £283 million in the Greenhouse Fund and has subsequently realised cash of £249 million from initial public offerings, trade sales and distributions from these investments. Reuters has made available £17 million in ‘follow-on’ funding for investments in companies in this existing portfolio.

The net loss in 2001 stems from the impairment review which reflects the fact that the value of investments have fallen below their carrying value and the prudent management view referred to in the ‘Financial Review’ on page 13. The net gains in 2000 and 1999 arise from the significant number of disposals (IPO and trade sales) made in those years.

Instinet

Instinet, a US publicly traded company in which Reuters holds an 83.3% interest, provides global electronic equity and fixed income brokerage services to investment professionals.

	Year to 31 December
	2001 £m	2000 £m	1999 £m

Revenue	854	804	525

Operating profit	178	157	129
Operating margin	20.8%	19.5%	24.5%

Actual revenues in 2001 increased by 6% (53% in 2000) and underlying growth was flat (40% in 2000). The difference between the actual and underlying growth in 2001 reflected the acquisition of ProTrader and currency movements. The flat underlying growth in 2001 reflected growth in the US equities business offset by a decline in the International business, particularly in the second half due to weaker market conditions.

Revenue growth in 2001 has been weak as a result of lower Nasdaq market volumes in the second half of 2001. Trading in the latter part of the year has also been impacted considerably by the introduction of decimalisation, which has narrowed trading spreads thus putting pressure on execution costs. In addition there was increased activity on SuperSoes, Nasdaq’s execution platform and an intensification in the competitive landscape. This is reflected in the decline of Instinet’s Nasdaq market share from a high of 16.2% in April to a low of 10.7% in December. Instinet’s average share of the Nasdaq market was 14.0% for 2001 compared with 13.0% for 2000 and 1999. Although as indicated above, Instinet’s market share declined through the second half of 2001, it has increased in January 2002 from December 2001. In addition, Instinet lost four days of trading as a result of market losses following the events of 11 September.

The gap between actual rates and underlying growth in 2000 was mainly due to the exclusion of Lynch, Jones & Ryan. The underlying growth in 2000 reflected strong market conditions in the year.

Instinet costs at actual rates increased by 4% (63% in 2000). Underlying costs fell by 1% (47% increase in 2000). The significant difference in cost growth rates from 2000 to 2001 is attributable to three factors. Firstly, a significant portion of the cost base is variable and is related to revenue, thus lower revenue growth has restricted cost growth. Secondly, 2000 also saw some significant investment in the Fixed Income and Retail products, the former going live in 2000 and the latter being terminated in the same year. Finally, costs fell in the second half of 2001 as a result of the reduction in headcount, most of which was completed by the end of the third quarter and other cost reduction initiatives.

As a result, operating margin increased to 20.8% compared to 19.5% in 2000 and 24.5% in 1999. The lower margin in 2001 compared to 1999 is a reflection of the changing market conditions in 2001. The decline in 2000 was primarily due to investment in the Retail and Fixed Income products, investment in trading capacity to accommodate increased volumes and the build up of corporate costs prior to the initial public offering.

Business Transformation and other restructuring costs

The Business Transformation programme initiatives continue to be categorised into two groups:

Firstly, the development of a new product architecture to create new tailored products for existing and new users along a continuum of price points that offer lower cost of ownership, segmented service and support and a customer-focused and rapid approach to product development.

Secondly, an organisation and process transformation to create an organisation structure that is aligned to the emerging opportunities in each of our different customer segments. The new organisation which came into effect at the start of 2002 is built around four customer segments: Treasury; Investment Banking and Brokerage; Asset Management; and Corporates and Media; and a number of global resource pools that support the segments and management.

These global resource pools are focused around: distribution channels such as Focus Group Accounts (servicing our global clients), Consultative channels (the three distinct regions dedicated to local customers) and Business Direct (smaller customers and online business); and Centres of Excellence such as the Business Technology Group (supplying high-quality, fit-for-purpose products and capabilities), Global Services (the Solutions and Consulting business) and Corporate Services encompassing elements such as Editorial, Business Development, Finance, Risk Management, Human Resources and the Chief Technology Office.

Business Transformation expenditure for 2001 for Reuters Group excluding Instinet was £164 million, of which £88 million related to new product architecture and £76 million related to organisation and process transformation. Business Transformation expenditure in 2000 was £139 million of which £88 million related to new product architecture and £51 million related to the organisation and process transformation.

Business Transformation expenditure is expected to fall significantly in 2002. Reuters estimates it will spend in the order of £75 million in 2002. The benefits of these initiatives are already coming through, with an estimated £55 million in cost savings in 2001 and Reuters estimates savings of £105 million in 2002 and £155 million in 2003. These savings are split as follows:

	2001 £m	2002 £m	2003 £m

Distribution	25	40	45
e-Procurement	20	30	40
Streamlining internal processes	—	5	15
New Organisation	10	30	55

Total	55	105	155

20

In addition to the original Business Transformation programme, Reuters commenced a series of initiatives in the second half of 2001. Reuters aim is to achieve further cost savings in response to the continuing weak market conditions by reducing headcount beyond that resulting from the Business Transformation programme. The combined target was a total of 1,600 staff over a two-year period but has since been increased to 1,800 staff. These actions resulted in a restructuring cost of £82 million. At the end of December 2001, over 1,000 Reuters staff had already left. The remainder will leave during 2002.

These additional initiatives are estimated to have already realised benefits in 2001 of £10 million and are expected to yield additional annualised savings of £80 million.

Restructuring spend in Instinet for 2001 was £17 million reflecting similar cost saving initiatives. Instinet reduced its headcount by 237 staff by the end of December 2001. Instinet’s annualised fixed cost run rate in the fourth quarter of 2001 was over £100 million lower than in the first half of 2001, well ahead of the £50 million annualised savings goal Instinet set in July 2001.

Instinet expects to take a further restructuring charge of £17 million in the first half of 2002 in order to reduce the annual fixed cost run rate by a further £41 million.

The foregoing staff reduction numbers are without giving effect to other changes in staff numbers due to acquisitions, disposals or ordinary course employment activities. See the discussion of staff costs.

Revenue by type and geography - Reuters Group

	Year to 31 December
	2001%	2000%	1999%

Recurring	70	71	75
Usage	24	24	19
Outright	6	5	6

Total	100	100	100

Recurring revenue, which is principally derived from the sale of subscription services, increased by 7% at actual rates reflecting the impact of the Bridge acquisition and growth in Reuters Information.

Usage revenue is principally derived from Instinet, as well as Bridge Trading and Reuters Dealing products. The increase in usage mix from 1999 to 2001 reflects the growth of Instinet revenues. Usage revenue increased by 10% at actual rates reflecting the acquisition of Bridge Trading. Underlying revenue growth was flat in line with the performance of Instinet.

Outright revenue, which is principally derived from the sale of solutions including software, hardware and consultancy, increased by 13% at actual rates and 7% at underlying rates. The gap between actual and underlying growth reflected the acquisition of Diagram. The modest underlying growth reflected a strong first half 2001 performance of 20% growth offset by a second half 1% growth as a result of the worsening economic conditions in the second half of 2001, in particular in the last quarter.

	Year to 31 December
Revenue	2001 £m	2000 £m	1999 £m

EMA	1,838	1,689	1,643
RAM	1,502	1,344	979
AP	545	559	503

Total	3,885	3,592	3,125

Revenue growth in Europe, Middle East and Africa (EMA) in 2001 was 9% at actual rates and 5% on an underlying basis (3% and 5% respectively in 2000). The gap between actual rate growth and underlying growth in 2001 reflects the exclusion of Diagram and currency movements. Reuters growth was boosted by strong solution sales while 3000 Xtra sales were particularly strong in the region. The main driver of growth in 2000 was Instinet’s International business.

The Americas (RAM) revenue in 2001 grew 12% at actual rates and was flat on an underlying basis (37% and 23% respectively in 2000). The gap between actual rate growth and underlying growth in 2001 reflects mainly the acquisitions of Bridge, ProTrader and Yankee and currency movements. The flat underlying performance in 2001 reflects the impact of the economic slowdown, in particular in the fourth quarter where underlying revenue declined by 19%. In 2000, there was strong underlying growth across the whole region, in particular in Instinet US which grew 34%.

Actual revenue in Asia/Pacific (AP) fell by 3% in 2001 and underlying revenue was flat (growth of 11% and 4% respectively in 2000). Underlying revenue performance in 2001 in Japan and Instinet’s Asian business was offset by a decline in Hong Kong. In 2000, underlying performance in most countries was relatively flat except for Japan, which grew by 10%.

Group costs

Cost by function

	Year to 31 December
Cost by function	2001 £m	2000 £m	1999 £m

Production and communications	1,825	1,731	1,556
Selling and marketing	706	621	513
Support services and administration	695	633	466
Business transformation	164	139	—
Other restructuring	99	—	—
Amortisation (subsidiaries)	81	59	47
Net currency loss/(gain)	13	(2)	(6)

Total	3,583	3,181	2,576

% change
Actual	13%	24%	4%
Underlying	6%	19%	1%

Group costs increased by 13% at actual rates (24% in 2000) and by 6% at underlying rates (19% in 2000). The gap between the actual and underlying growth in 2001 is mainly due to the Bridge acquisition and currency movements. The underlying growth is mainly driven by the additional Business Transformation and other restructuring costs, partly offset by the savings that they have generated.

Product and communications costs, which comprise costs involved in the development and delivery of Reuters products and content to its clients, increased by 6% at actual rates (11% in 2000) but decreased by 1% at underlying rates (6% in 2000) reflecting tighter cost control. The difference between 2000 actual and underlying growth primarily reflects the £25 million data feed accrual reversal in 1999.

Selling and marketing costs, which comprise sales, marketing and client support services increased by 14% at actual rates (21% in 2000) and underlying growth was 7% (19% in 2000) principally due to expansion in Reuters Financial. The growth in 2000 was largely due to a significant expansion of Instinet’s business.

Support services and administration, which represents the cost of maintaining the Group’s internal infrastructure, including internal systems, property and office costs, finance, legal and general management costs, increased by 10% (36% in 2000) and underlying costs increased by 3% (30% in 2000). The increase in 2000 was primarily due to an increase in support and management costs at Instinet together with costs associated with the acquisition of new subsidiaries.

	Year to 31 December
Cost by type	2001 £m	2000 £m	1999 £m

Staff	1,306	1,176	987
Services	731	807	641
Depreciation	246	276	310
Data	340	296	227
Communications	334	245	178
Space	237	198	172
Business transformation	164	139	—
Other restructuring	99	—	—
Other	126	44	61

Total	3,583	3,181	2,576

Costs by type have been impacted by the transfer of network assets to Radianz in June 2000. Prior to this transfer, these costs were attributed to each type separately. Post transfer, the charge by Radianz for the use of the network is included in Communications.

Actual staff costs rose by 11% (19% in 2000). Part of this was attributable to acquisitions, most notably the full 2001 period impact of entities acquired in 2000, such as Yankee, ORT and LJR and the current year purchases of Bridge, Diagram and ProTrader. On an underlying basis, staff costs rose by 4% (10% in 2000), mainly reflecting salary rises offset by headcount reductions. The 2000 underlying increase reflected a combination of increased headcount and salary rises. Group headcount was 19,429 at the end of December 2001 compared to 18,082 at the end of December 2000. Acquisitions in 2001 accounted for approximately 1,900 additional headcount.

Actual service costs, which comprise mainly associated staff costs, consultancy and contractor costs and equipment, fell by 9% and underlying costs fell by 15% (26% and 22% increase respectively in 2000) reflecting tighter cost control across the Group as well as the impact of Radianz highlighted above. The 2000 growth reflected increased settlement and clearing costs at Instinet and higher levels of branding and consulting expenditure.

The actual depreciation charge declined by 11% and the underlying charge by 13% (11% and 14% in 2000) reflecting the continued benefit of reduced capital expenditure on subscriber equipment and the Radianz impact highlighted above.

Actual data costs increased 15% and underlying costs increased 6% (30% and 22% respectively in 2000) reflecting increased demand for third party data. These costs were generally recovered resulting in a similar growth in Other Revenue in Reuters Information. The actual growth in 2000 reflected partly the £25 million data feed accrual reversal in 1999 and also reflected the underlying growth in exchange fee costs and the demand for more third-party data.

Actual communication costs increased by 37% and underlying costs increased 25% (38% and 35% respectively in 2000) reflecting the impact of the transfer of network assets to Radianz in June 2000 described above.

Actual space costs increased 20% and underlying costs increased 13% (15% and 8% respectively in 2000) as a result of costs associated with various office moves, including the move to Reuters new flagship building at 3 Times Square in New York. The 2000 growth was mainly due to the expansion of Instinet and the impact of acquisitions.

Research and development

Research and development expenditure totalled £245 million in 2001 compared with £276 million in 2000 and £197 million in 1999. This expenditure excludes costs associated with Business Transformation. Of the total expenditure, £155 million related to Reuters Financial (2000: £152 million), £4 million to Reuterspace (2000: £27 million), £67 million to Instinet (2000: £81 million) and a further £19 million (2000: £16 million) related to the Chief Technology Office (CTO) and Corporate.

The decline in Reuterspace costs is mainly due to the high level of project start-up investment in 2000 and a significant reduction in Reuters Personal Finance development in 2001. The decline in Instinet costs is mainly due to a reduction in Fixed

Income expenditure, following its product launch in 2000 and the termination of expenditure on the retail trading system project which was discontinued in the second half of 2000.

Significant activities in 2001 included development of a Lower Tier Dealing service, Reuters Dealing Link; further development of a standard desktop product, Reuters 3000Xtra, in a common Reuters/TIB infrastructure and in a new Numerical Data Architecture. The acquisition of Diagram in 2001 increased the product portfolio and development capacity.

Joint ventures and associates

Excluded from reported operating profit is the performance of a number of strategic alliances and joint ventures. The more significant of these are:

Radianz, a joint venture with Equant NV that became operational from 1 July 2000, was formed to develop the world’s largest secure Internet Protocol (IP) network for financial markets. Although Reuters owns 51% of the joint venture its control is limited to 50%. Reuters has contributed most of its network assets to Radianz. Reuters share of Radianz operating losses in 2001 was £27 million (2000: £9 million loss). The increased losses in 2001 reflect a full year of start-up costs compared to a half year in 2000 and a step up in development expenditure.

TIBCO Software Inc. (TSI), a US publicly traded company which enables businesses to integrate enterprise application and deliver personalised information through enterprise portals, was spun off by Reuters in 1999. Reuters has a 53% economic interest in TSI but its voting rights are restricted to 49% and accordingly TSI is accounted for as an associate. If all outstanding employee options over TSI shares were exercised, Reuters shareholding in TSI would be 42%. Reuters share of TSI’s losses in 2001 was £17 million (2000: £2 million profit; 1999: £3 million loss) reflecting restructuring costs and the full year amortisation of goodwill relating to the acquisition of Extensibility by TSI.

Factiva is a 50% owned joint venture with Dow Jones formed in 1999 to provide world-class global news and business information through its web sites and content integration solutions. Reuters share of Factiva’s profit in 2001 was £5 million, compared with £1 million loss in 2000 and a £4 million loss in 1999. The profit was driven by good revenue growth on the back of high net installations in 2000 and the first quarter of 2001 combined with tighter cost control in response to the slowdown in trading conditions during the latter part of 2001.

Other associates and joint ventures include Multex Investor Europe, Atriax and Sila Communications. Combined losses for these entities amounted to £23 million in 2001 compared to £11 million in 2000.

In addition, the following new joint ventures were set up in 2001:

—	a 50% owned joint venture with Capco created in October 2001 to develop data management services for straight through processing. Reuters share of Capco operating losses in 2001 was £3 million reflecting start-up costs.

—	a 50% owned joint venture with Icor Brokerage created in September 2001 to develop electronic brokerage services for the global inter-bank foreign exchange options and interest rate derivatives markets. Reuters share of operating losses in 2001 was £1 million reflecting start-up costs.

As a result of various uncertainties, including the current economic conditions, it is considered difficult to forecast the level of losses for joint ventures and associates in 2002. A full year’s start-up losses are expected from Icor and Capco as these were only formed late in 2001. Radianz will continue to incur a similar level of losses as in 2001 as the migration of Reuters products and clients to RadianzNet picks up speed. Losses from some of the other joint ventures and associates should be reduced with Factiva expected to continue being profitable. The best estimate at present is that losses in 2002 will be at similar, or perhaps slightly reduced, levels as 2001.

For information regarding Reuters ability to influence these results, see ‘Risk Factors – Reuters does not have management control over some of its ventures’ on page 36.

Consolidated Profit and Loss Account for the year to 31 December 2001 (unaudited)

	Year to 31 December		Year to 31 December
	2001 £m	2000* £m	2001 US$m	2000* US$m

Gross revenue	3,990	3,678	5,787	5,333
Less share of joint ventures revenue	(105)	(86)	(153)	(125)

Continuing operations	3,787	3,592	5,492	5,208
Acquisitions	98	—	142	—

Group revenue	3,885	3,592	5,634	5,208
Operating costs	(3,583)	(3,181)	(5,196)	(4,613)

Continuing operations	337	411	488	595
Acquisitions	(35)	—	(50)	—

Operating profit	302	411	438	595
Share of operating losses of joint ventures	(46)	(17)	(67)	(25)
Impairment of investments in joint ventures	(16)	—	(23)	—
Share of operating losses of associates	(39)	(16)	(57)	(21)
Impairment of investment in associate	(26)	—	(38)	—
Profit on disposal of subsidiary undertakings	216	10	313	14
Profit on disposal of fixed assets/investments	18	291	27	422
Amounts written off fixed asset investments	(245)	(30)	(355)	(44)
Income from fixed asset investments	3	5	4	7
Net interest (payable)/receivable	(9)	3	(13)	4

Profit on ordinary activities before taxation	158	657	229	952
Taxation on profit on ordinary activities	(107)	(136)	(155)	(197)

Profit after taxation	51	521	74	755
Equity minority interests	(5)	—	(8)	—

Profit after taxation attributable to ordinary
shareholders	46	521	66	755
Dividend
- Interim	(54)	(51)	(78)	(74)
- Final	(86)	(173)	(125)	(251)

(Loss)/retained profit	(94)	297	(137)	430

Basic earnings per ordinary share	3.3p	37.1p

* Restated following adoption of FRS 19 (see note 1 on page 35) 26

Consolidated Statement of Total Recognised Gains and Losses for the year to 31 December 2001 (unaudited)

	Year to 31 December		Year to 31 December
	2001 £m	2000* £m	2001 US$m	2000* US$m

Profit attributable to ordinary shareholders	46	521	66	755
Unrealised gain on deemed partial disposal of subsidiary	11	—	16	—
Unrealised gain on formation of joint ventures and associates	—	73	—	106
Unrealised gain on deemed partial disposal of associate	—	39	—	57
Unrealised gain on disposal of fixed asset investments	—	13	—	20
Translation differences taken directly to reserves	23	40	34	58

Total recognised gains and losses relating to the year	80	686	116	996

* Opening shareholders’ equity has been restated to reflect a change in the method of accounting for deferred taxation following early adoption of UK Financial Reporting Standard 19 (see note 1 on page 35). The cumulative effect of the restatement as at 31 December 2000 was to increase shareholders’ equity by £51 million.

Consolidated Cash Flow Statement for the year to 31 December 2001 (unaudited)

	Year to 31 December		Year to 31 December
	2001 £m	2000 £m	2001 US$m	2000 US$m

Net cash inflow from operating activities	887	852	1,286	1,235
Dividends received from associates	2	2	3	3
Returns on investments and servicing of finance
Interest received	30	25	43	36
Interest paid	(40)	(35)	(57)	(51)
Income from fixed asset investments	3	3	4	5

Net cash outflow from returns on investments and
servicing of finance	(7)	(7)	(10)	(10)
Taxation paid	(173)	(159)	(250)	(231)
Capital expenditure and financial investments
Purchase of tangible fixed assets	(276)	(274)	(400)	(397)
Sale of tangible fixed assets	6	20	9	29
Purchase of fixed asset investments	(73)	(304)	(106)	(440)
Sale of fixed asset investments	68	80	99	116

Net cash outflow on capital expenditure and financial
investments	(275)	(478)	(398)	(692)
Acquisitions and disposals (including joint ventures
and associates)	(89)	(146)	(129)	(212)
Equity dividends paid	(227)	(205)	(330)	(297)

Cash inflow/(outflow) before management of liquid
resources and financing	118	(141)	172	(204)
Management of liquid resources
Net increase in short-term investments	(448)	(2)	(650)	(2)
Financing
Proceeds from issue of shares	16	28	22	40
Net increase in borrowings	350	126	508	182

Net cash inflow from financing	366	154	530	222

Increase in cash	36	11	52	16

28

Reconciliation of Net Cash Flow to Movement in Net Funds (unaudited)

	Year to 31 December		Year to 31 December
	2001 £m	2000 £m	2001 US$m	2000 US$m

Increase in cash	36	11	52	16
Cash inflow from movement in borrowings	(350)	(126)	(508)	(182)
Cash outflow from movement in liquid resources	448	2	650	2

Change in net funds resulting from cash flows	134	(113)	194	(164)
Net funds arising on acquisitions	15	12	22	17
Translation differences	23	26	34	38

Movement in net funds	172	(75)	250	(109)
Opening net (debt)/funds	(34)	41	(49)	60

Closing net funds/(debt)	138	(34)	201	(49)

Net Cash Inflow from Operating Activities (unaudited)

	Year to 31 December		Year to 31 December
	2001 £m	2000 £m	2001 US$m	2000 US$m

Operating profit	302	411	438	595
Depreciation	246	276	357	400
Amortisation of goodwill and other intangible assets	81	59	117	86
Decrease/(increase) in stocks	4	(3)	6	(4)
Increase in debtors	(6)	(414)	(9)	(600)
Increase in creditors	254	504	368	731
Loss on disposal of fixed assets	11	10	16	14
Amortisation of interests in own shares	12	18	18	27
Other, principally translation differences	(17)	(9)	(25)	(14)

Net cash inflow from operating activities	887	852	1,286	1,235

29

Consolidated Balance Sheet at 31 December 2001 (unaudited)

	31 December		31 December
	2001 £m	2000* £m	2001 US$m	2000* US$m

Fixed assets	1,963	1,868	2,846	2,708
Stocks	3	7	4	10
Debtors	1,415	1,348	2,051	1,955
Cash and short-term investments	1,157	647	1,678	939
Creditors	(2,709)	(2,295)	(3,928)	(3,328)

Net current liabilities	(134)	(293)	(195)	(424)
Provisions	(212)	(112)	(307)	(163)
Long-term creditors	(344)	(310)	(499)	(449)

Net assets	1,273	1,153	1,845	1,672

Capital and reserves
Called-up share capital and share premium	447	428	648	620
Capital redemption reserve	1	1	2	2
Other reserve	(1,717)	(1,717)	(2,490)	(2,490)
Profit and loss account reserve	2,378	2,441	3,447	3,540

Shareholders’ equity	1,109	1,153	1,607	1,672
Equity minority interests	164	—	238	—

Capital employed	1,273	1,153	1,845	1,672

* Restated following adoption of FRS 19 (see note 1on page 35) 30

Reconciliation of Movements in Shareholders’ Funds for the year to 31 December 2001 (unaudited)

	Year to 31 December		Year to 31 December
	2001 £m	2000* £m	2001 US$m	2000* US$m

(Loss)/retained profit	(94)	297	(137)	430
Unrealised gain on deemed partial disposal of
subsidiary	11	—	16	—
Unrealised gain on formation of joint ventures and
associates	—	73	—	106
Unrealised gain on deemed partial disposal of
associate	—	39	—	57
Unrealised gain on disposal of fixed asset
investments	—	13	—	20
Translation differences taken directly to reserves	23	40	34	58
Shares issued during the year	16	28	22	40

Net movement in shareholders’ equity	(44)	490	(65)	711
Opening shareholders’ equity	1,153	663	1,672	961

Closing shareholders’ equity	1,109	1,153	1,607	1,672

* Restated following adoption of FRS 19 (see note 1 on page 35) 31

Notes to the Preliminary Results for the year to 31 December 2001 (unaudited)

1. Basis of preparation

With the exception of taxation the above financial information has been prepared on a basis consistent with the accounting policies set out on pages 72 and 73 of Reuters Group PLC 2000 Annual Report and Form 20-F and reflects all adjustments consisting only of normal recurring adjustments which, in the opinion of management, are necessary to provide a fair statement of the results for the periods presented. In 2000 the UK Accounting Standards Board issued Financial Reporting Standard 19, Deferred Tax (FRS 19). Reuters has implemented the standard which requires full provision to be made for deferred tax assets and liabilities arising from timing differences between recognition in the financial statements and in the tax computation. The effect in the year to 31 December 2000 was to reduce profit after tax by £11 million. The cumulative effect of the restatement as at 31 December 2000 was to increase shareholders’ equity by £51 million. The effect in the year to 31 December 2001 was to decrease tax on profit on ordinary activities by £18 million and to increase profit for the financial year by £18 million.

The unaudited financial statements should be read in conjunction with the 2000 annual accounts. The results for 2000 do not comprise statutory accounts within the meaning of section 240 of the UK Companies Act 1985 but are an abridged version of the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors’ report on the statutory accounts was unqualified and did not contain a statement made under section 237 (2) or section 237 (3) of the UK Companies Act 1985.

2. Segmental analysis

The segmental analysis of revenue, costs and profit reflects the way in which the company was managed on a divisional basis.

	Year to 31 December			Year to 31 December
By division	2001 £m	2000 £m	% change	2001 US$m	2000 US$m

Revenue
Reuters Information	1,836	1,737	6%	2,662	2,518
Reuters Trading Solutions	878	822	7%	1,273	1,192
Bridge	73	—	—	106	—

Reuters Financial	2,787	2,559	9%	4,041	3,710
Reuterspace	255	235	8%	370	341

Reuters	3,042	2,794	9%	4,411	4,051
Instinet	854	804	6%	1,238	1,166

Divisional revenue	3,896	3,598	8%	5,649	5,217
Share of joint ventures revenue	105	86	22%	153	125
Intra-group revenue	(11)	(6)	58%	(15)	(9)

Gross revenue	3,990	3,678	8%	5,787	5,333
Less share of joint ventures revenue	(105)	(86)	22%	(153)	(125)

Group revenue	3,885	3,592	8%	5,634	5,208

32

2. Segmental analysis (continued)

	Year to 31 December			Year to 31 December
By division	2001 £m	2000 £m	% change	2001 US$m	2000 US$m

Costs
Reuters Financial	(2,246)	(2,042)	10%	(3,257)	(2,961)
Reuterspace	(315)	(302)	4%	(457)	(438)

Reuters	(2,561)	(2,344)	9%	(3,714)	(3,399)
Instinet	(676)	(647)	4%	(980)	(938)

Divisional costs	(3,237)	(2,991)	8%	(4,694)	(4,337)
Business Transformation costs	(164)	(139)	18%	(238)	(202)
Other restructuring costs	(99)	—	—	(143)	—
Intra-group costs	11	6	58%	15	10

Group costs	(3,489)	(3,124)	12%	(5,060)	(4,529)

Divisional profit
Reuters Financial	541	517	4%	784	750
Reuterspace	(60)	(67)	(10%)	(87)	(97)

Reuters	481	450	7%	697	653
Instinet	178	157	13%	258	228
Net currency (loss)/gain	(13)	2	—	(19)	2

Divisional profit	646	609	6%	936	883

Business Transformation costs	(164)	(139)	18%	(238)	(202)
Other restructuring costs	(99)	—	—	(143)	—

Total	383	470	(18%)	555	681

Goodwill and other intangibles
Reuters Financial	(47)	(34)	37%	(68)	(50)
Reuterspace	(20)	(14)	39%	(29)	(20)

Reuters	(67)	(48)	40%	(97)	(70)
Instinet	(14)	(11)	30%	(20)	(16)

Total amortisation	(81)	(59)	36%	(117)	(86)

Operating profit	302	411	(26%)	438	595

33

3. US GAAP

UK GAAP differ in certain significant respects from US GAAP. A discussion of the relevant accounting principles which differ materially is given on pages 74 - 75 of Reuters Group PLC Annual Report and Form 20-F 2000. The following are the adjustments required to reconcile UK GAAP with US GAAP.

Adjustments to net income	Year to 31 December 2001 £m	Year to 31 December 2000* £m

Profit attributable to ordinary shareholders in accordance with
UK GAAP	46	521
US GAAP adjustments:
- software revenue recognition	(8)	(6)
- capitalised website development costs	—	3
- amortisation of software and website development costs	(5)	(2)
- associated undertakings	22	(16)
- gains on deemed disposal of subsidiaries/associated undertakings	11	25
- gain on fixed asset investments (iv)	29	16
- goodwill adjustments	2	(3)
- employee costs	(11)	(22)
- derivative instruments (ii)	4	—
- income taxes
application of FAS 109	4	10
tax effect of US GAAP adjustments	(5)	8
- minority interest in US GAAP adjustments	(2)	—

Income before cumulative effect of change in accounting principle	87	534
Cumulative effect of change in accounting principle for FAS 133	7	—
Tax effect of change in accounting principle	(2)	—

Net income attributable to ordinary shareholders in accordance with
US GAAP	92	534

Statement of comprehensive income	£m	£m

Net income in accordance with US GAAP	92	534
Other comprehensive income, net of tax:
Unrealised losses on certain fixed asset investments:
- arising during year	(109)	(270)
- less amounts taken to net income	—	(43)
Foreign currency translation differences	26	40
Derivative instruments (ii)
- cumulative effect of change in accounting principle for FAS 133	(2)	—
- less amounts taken as net income	2	—

Comprehensive income in accordance with US GAAP	9	261

34

	Year to 31 December 2001 £m	Year to 31 December 2000* £m

Total assets under US GAAP	4,383	3,783

Shareholders’ equity under US GAAP	969	1,186

Earnings and dividends	pence	pence

Before accounting change
Basic earnings per ADS in accordance with US GAAP	37.5	228.1
Diluted earnings per ADS in accordance with US GAAP	36.8	224.3
After accounting change
Basic earnings per ADS in accordance with US GAAP	39.5	228.1
Diluted earnings per ADS in accordance with US GAAP	38.7	224.3

Dividend paid per ADS (including UK advance corporation
tax credit)	108.0	97.7

Notes:

(i)	*UK Financial Reporting Standard No. 19, Deferred Tax (FRS 19)

Under UK GAAP, adoption of FRS 19 has resulted in full provision being made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in the tax computation. Adoption of FRS 19 in 2001 has led to a prior year adjustment under UK GAAP. Under US GAAP, full provisioning for deferred tax is already reflected in the financial statements. Consequently, prior year net income and shareholders’equity under US GAAP have not been restated.

(ii)	Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133)

Reuters adopted FAS 133 as amended by FAS 138 on 1 January 2001. FAS 133 requires all derivatives to be carried on the balance sheet at fair value. Reuters has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133 and, accordingly, the company has recorded changes in the fair value of its derivative instruments in current earnings under US GAAP. Under UK GAAP, Reuters has continued to apply hedge accounting. Reuters plans no significant change to its risk management strategy due to the adoption of FAS 133.

(iii)	Financial Accounting Standard No. 142, Accounting for Goodwill and Other Intangible Assets (FAS 142)

FAS 142 became effective for Reuters on 1 July 2001. FAS 142 requires that goodwill arising on acquisitions made after 1 July 2001 should not be subject to systematic amortisation and that from 1 January 2002 goodwill should be subject to annual impairment reviews rather than systematic amortisation.

(iv)	Fixed Asset Investments

Under UK GAAP, fixed asset investments are held on the balance sheet at cost net of permanent diminution in values as assessed by the directors. Under US GAAP, fixed asset investments which are available for sale are stated at fair value with unrealised gains or losses included in the statement of comprehensive income. Under US GAAP broker dealer’s fixed asset investments are stated at fair value with unrealised gains or losses included in the income statement.

35

RISK FACTORS

Forward Looking Statements.

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business and management’s strategy, plans and objectives for the Group. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk factors discussed below. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made. Reuters does not undertake to update any forward-looking statements.

Continued or worsened unfavourable conditions in financial markets may have a significant adverse effect on Reuters and/or Instinet’s business.

Reuters and Instinet’s businesses are dependent upon the health of the financial markets and the participants in those markets. Reuters Dealing products, Bridge Trading and Instinet are particularly dependent upon the level of activity in the foreign exchange and equity and fixed income markets respectively. Reuters and Instinet’s results were negatively impacted by the economic downturn in 2001 and if these conditions continue or get worse there could be further adverse effect on our businesses. In addition, Reuters and Instinet’s businesses could be adversely affected by further consolidations among clients and competitors.

Currency fluctuations may have a negative impact on Reuters reported revenue and earnings.

Reuters reports results in UK pounds sterling but receives revenue and incurs expenses in more than 60 currencies and is thereby exposed to the impact of fluctuations in currency rates. Currency movements, in particular the strength of the US dollar, had a positive impact on results in 2001. Although Reuters currency cashflow exposure is actively managed, a strengthening of sterling from current levels, especially versus other currencies in which Reuters derives significant revenues such as the euro or the US dollar, could adversely affect results in future periods. In addition, the currency exposure on net investment and cashflow in Instinet is not currently hedged and accordingly may cause fluctuations in Reuters financial statements as a result of exchange rate movements.

Reuters faces increased competition from new and existing information providers using Internet-based services.

The availability of public internet technology is reducing barriers for entry to new information providers, creating additional competition and new price/cost dynamics in the industry. It is also increasing the availability of commoditised data in cheaper forms and the loss of control over intellectual property. As a publishing medium, it is creating new outlets for content providers. If Reuters is unable to respond effectively to any increased competitive pressure arising from the above factors, its revenues and results of operation could be adversely affected.

Reuters is exposed to a decline in the valuation of companies in which it has invested, including TIBCO Software, Instinet and various internet and technology companies.

Reuters has entered into joint ventures with and made strategic investments in, a number of technology and internet companies, including investments made through the Greenhouse Fund and also has significant interests in companies and joint ventures such as TIBCO Software, Instinet, Radianz and Factiva. The value of a number of these companies fluctuated widely and generally decreased significantly during 2000 and 2001, in part as a result of external market factors. The value of Reuters interests in these companies is dependent on, among other things, the performance of these companies generally, whether such performance meets investors’ expectations and external market and economic conditions.

Reuters may not be able to realise the anticipated benefits of its business transformation and cost savings strategies.

In 2000, Reuters announced a business transformation initiative. The initiative includes the development of a new product architecture, the implementation of a new company-wide organisation structure and the streamlining of systems and processes to improve quality and efficiency. In 2001, the Group also sought to achieve further cost savings by reducing headcount beyond that resulting from the business transformation initiative. While Reuters expects that the transformation and cost-savings measures will produce significant competitive advantages, cost savings and eventual revenue growth, there can be no assurance that these benefits will be realised in full or at all. In addition, Reuters may not be able to successfully implement its product architecture and organisational transformation strategy or to successfully manage the transition to the new architecture and organisation.

Reuters and Instinet may experience difficulties or delays in developing or responding to new technology.

Reuters and Instinet’s business environment is characterised by rapid technological change, changing and increasingly sophisticated customer demands and evolving industry standards. If they are unable to anticipate and respond to the demand for new services, products and technologies on a timely and cost-effective basis and to respond and adapt to technological advancements and changing standards, their businesses may be adversely affected. In addition, new products and services that they may develop and introduce may not achieve market acceptance.

Reuters and Instinet are dependent on third parties for the provision of certain network services.

Reuters and Instinet have outsourced the day-to-day operation of most of their networks to Radianz, Reuters joint venture with Equant. Radianz will source the majority of its requirements from Equant and will seek to provide network services to companies in addition to Reuters and Instinet. Reuters and Equant are equally represented on the Radianz board with neither party having control. Accordingly, Reuters ability to affect the performance of Radianz may be limited should Reuters and Radianz develop conflicting network strategies in the future. In addition, the cooperation of both Radianz and third-party telecommunications providers will be required to migrate current customers from legacy networks and to connect new customers of Reuters products to Radianz and Reuters may not be able to assure such connections are made in a timely manner. Reuters and Instinet’s businesses could be adversely affected as a result of any of the foregoing.

In connection with the Bridge acquisition, Reuters entered into a network services agreement with Savvis Communications Corporation, which was the primary provider of network services to Bridge. Reuters currently holds Savvis debt that is convertible into an approximately 23% equity interest in Savvis’ share capital and has an observer on Savvis’ board. Reuters has very limited if any ability to affect the performance of Savvis. In a January 2002 public discussion of its results for the fourth quarter of 2001, Savvis indicated that it believed it had generated and was continuing to generate sufficient cash to fund its daily operating expenses and capital expenditures, though it also reiterated that it has been in default under certain of its senior debt securities and other financing arrangements and is seeking to raise approximately $50 million in financing to be able to address debt service, payables reduction and receivables growth issues and fund its business plan going forward. Should Savvis, as a result of its financial condition or otherwise, fail or be unable to provide network services necessary to the continued conduct of the Bridge businesses acquired by Reuters before Reuters is able to migrate these services to Radianz or make other alternate arrangements, Reuters business would be adversely affected. If Savvis were to enter bankruptcy proceedings, it is also possible that Savvis may seek to terminate or renegotiate the network services agreement.

Reuters and Instinet’s businesses may be adversely affected if their networks or systems experience any significant failures or interruptions or cannot accommodate increased traffic.

Reuters and Instinet’s businesses are dependent on their ability to process speedily substantial quantities of data and transactions on their computer-based networks and systems and those of Radianz, Savvis and others. Any significant failure or interruption of such systems due to factors beyond their control could have a material adverse effect on their businesses and results of operations. Although Reuters and Instinet seek to minimise these risks as far as commercially reasonable through security controls and active business continuity programmes, there can be no assurance that adverse events will not occur.

Market developments such as the emergence of online trading throughout Europe and the United States, high market volatility and the multiple listing of options, may result in a significant increase in information update rates, which may impact product and network performance from time to time. While Reuters and Instinet have implemented a number of capacity management initiatives, there can be no assurance that they and their network providers will be able to successfully accommodate accelerated growth of peak traffic volumes.

Instinet, Bridge Trading and other Reuters affiliates may be exposed to losses from broker activities or disruptions in trading markets.

Certain Group subsidiaries act as brokers or in similar roles in the financial markets but do not undertake trading for their own account. These companies could incur losses from broken trades or the failure of a counterparty. While the Group seeks to mitigate these risks, there can be no assurance that these measures will prevent losses from occurring. In addition, the businesses of these companies are dependent upon the operation of their respective trading markets and any suspension or disruption could have an adverse impact on their results of operations.

Changes in the regulatory or competitive environment could have an adverse effect on Instinet’s business.

Instinet is currently regulated as an alternative trading system in the United States by the US Securities and Exchange Commission (SEC) and the National Association of Securities Dealers Inc. (NASD). Nasdaq’s expanded SuperSOES execution system has resulted and may continue to result in Instinet receiving fewer orders in Nasdaq-quoted securities, which are the largest component of Instinet’s equity securities business and also has resulted and may continue to result in fewer of the orders Instinet receives being executed. In January 2001 the SEC approved a proposed NASD rule change, generally referred to as SuperMontage, currently expected to become effective in the latter half of 2002 or thereafter, which will significantly change the nature of trading in Nasdaq quoted securities and could have a similar and increased adverse effect on Instinet’s business. Instinet competes with Nasdaq as a trading venue for Nasdaq-quoted stocks and Nasdaq has also applied for status as a for-profit exchange. A number of Instinet’s other competitors have also applied for and/or been granted status as an exchange, which may afford them certain competitive advantages that Instinet does not have. The financial services industry generally and the securities brokerage business in which Instinet engages in particular, is very competitive and competition is expected to continue to intensify in the future. In particular, Instinet has experienced intense price competition in recent years, which has resulted in a decline in both market share and revenue. This trend is expected to continue.

The NASD regulates the activities of Instinet’s US broker-dealer subsidiaries and also operates and regulates the Nasdaq market. The NASD is thus able to propose and seek to obtain SEC approval of rule changes that can be to Nasdaq’s competitive benefit as a securities marketplace and to Instinet’s competitive disadvantage. Reuters is unable to predict at this time the impact of any proposed or potential changes to the regulatory environment in which Instinet and its affiliates operate, which may include additional changes to the Nasdaq marketplace considered by the NASD or the adoption by authorities in other jurisdictions of new methods for regulating electronic over-the-counter trading. Any such regulatory changes may cause Instinet and its affiliates to incur substantial compliance costs or impair their ability to conduct their businesses or to compete effectively.

Reuters does not have management control over some of its ventures.

Reuters has entered into a number of joint ventures which it does not control, such as its Radianz joint venture. In addition, Reuters does not have management control over a number of companies in which it has invested, including TSI, where Reuters voting interests are restricted to 49%. Although Reuters generally seeks board representation or other means of participating in the management of companies or joint ventures in which it invests, Reuters ability to affect the performance of these companies or joint ventures may be limited where it does not exercise management control.

Reuters may be exposed to adverse governmental action in countries where it conducts reporting activities.

As the world’s largest news and information agency, Reuters may suffer discriminatory tariffs or other forms of adverse government intervention due to the nature of its editorial and other reporting activities.

Reuters may not be able to realise the anticipated benefits of the Bridge acquisition.

Success of the Bridge acquisition will depend, among other things, on the ability of Reuters to realise the anticipated synergies, cost savings and growth opportunities from the acquisition and the integration of the acquired businesses, which will entail substantial expenditures and resources to effect. In addition, Reuters has agreed to provide certain data collection, aggregation and delivery services, administration services and other transitional services to MoneyLine Telerate, the purchaser of certain other business operations from Bridge, including the Telerate business worldwide and the BridgeStation/BridgeFeed business in Europe and Asia, that are currently dependent on the assets and operations Reuters acquired. Provision of these services may require a substantial devotion of resources and potentially delay or impair Reuters ability to fully integrate the acquired Bridge businesses. In turn, Reuters ability to operate the businesses it acquired in Europe and Asia is dependent in part on the assets and operations acquired by Moneyline Telerate. Moneyline Telerate has agreed to provide Reuters necessary services in these areas. If it fails to do so, the businesses acquired by Reuters could be adversely affected.

Revenue Analysis - Year to 31 December 2001

	Year to 31 December		% change		Year to 31 December
	2001 £m	2000 £m	Actual	Underlying	2001 US$m	2000 US$m

Revenue analysis by division

Reuters Information	1,836	1,737	6%	5%	2,662	2,518
Reuters Trading Solutions	878	822	7%	2%	1,273	1,192
Bridge	73	—	—	—	106	—

Reuters Financial	2,787	2,559	9%	4%	4,041	3,710
Reuterspace	255	235	8%	(2%)	370	341

Reuters	3,042	2,794	9%	3%	4,411	4,051
Instinet	854	804	6%	0%	1,238	1,166

Divisional revenue	3,896	3,598	8%	3%	5,649	5,217

Share of joint ventures revenue	105	86	22%	6%	153	125
Intra-group revenue	(11)	(6)	58%	56%	(15)	(9)

Gross revenue	3,990	3,678	8%	3%	5,787	5,333

Less share of joint ventures revenue	(105)	(86)	22%	6%	(153)	(125)

Group revenue	3,885	3,592	8%	2%	5,634	5,208

Revenue analysis by type
Recurring	2,724	2,537	7%	3%	3,949	3,679
Usage	946	863	10%	0%	1,372	1,252
Outright	215	192	13%	7%	313	277

Total	3,885	3,592	8%	2%	5,634	5,208

Revenue analysis by geography

Europe, Middle East and Africa	1,838	1,689	9%	5%	2,666	2,449
The Americas	1,502	1,344	12%	0%	2,178	1,948
Asia/Pacific	545	559	(3%)	0%	790	811

Total	3,885	3,592	8%	2%	5,634	5,208

Note: Share of joint ventures revenue excludes amounts invoiced to Reuters by Radianz 40

Revenue Analysis - Fourth Quarter 2001

	Three months to 31 December		% change		Three months to 31 December
	2001 £m	2000 £m	Actual	Underlying	2001 US$m	2000 US$m

Revenue analysis by division

Reuters Information	453	450	1%	1%	657	652
Reuters Trading Solutions	254	254	0%	(3%)	368	368
Bridge	73	—	—	—	106	—

Reuters Financial	780	704	11%	(1%)	1,131	1,020
Reuterspace	63	72	(13%)	(8%)	91	105

Reuters	843	776	9%	(1%)	1,222	1,125
Instinet	184	234	(21%)	(26%)	267	340

Divisional revenue	1,027	1,010	2%	(7%)	1,489	1,465

Share of joint ventures revenue	29	25	10%	(1%)	42	37
Intra-group revenue	(2)	(2)	9%	8%	(3)	(4)

Gross revenue	1,054	1,033	2%	(7%)	1,528	1,498

Less share of joint ventures revenue	(29)	(25)	10%	(1%)	(42)	(37)

Group revenue	1,025	1,008	2%	(7%)	1,486	1,461

Revenue analysis by type

Recurring	713	666	7%	0%	1,034	966
Usage	226	250	(10%)	(23%)	327	363
Outright	86	92	(6%)	(9%)	125	132

Total	1,025	1,008	2%	(7%)	1,486	1,461

Revenue analysis by geography

Europe, Middle East and Africa	481	452	7%	2%	698	655
The Americas	399	395	1%	(19%)	578	573
Asia/Pacific	145	161	(10%)	(5%)	210	233

Total	1,025	1,008	2%	(7%)	1,486	1,461

Note: Share of joint ventures revenue excludes amounts invoiced to Reuters by Radianz 41

Summary of Results

£m	2001				2000
Revenue	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Reuters Information
High Tier	217	218	217	221	193	197	202	203
Middle Tier	53	52	52	52	53	57	57	58
Lower Tier	188	194	192	180	171	178	179	189

Total	458	464	461	453	417	432	438	450

Reuters Trading Solutions
Transactions	95	95	92	95	101	102	100	99
Applications and Enterprise Solutions	86	93	93	132	66	87	86	146
Retail Solutions	19	23	28	27	9	7	10	9

Total	200	211	213	254	176	196	196	254

Bridge	—	—	—	73	—	—	—	—

Reuters Financial	658	675	674	780	593	628	634	704

Reuterspace	65	65	62	63	43	54	66	72

Reuters	723	740	736	843	636	682	700	776

Instinet
US	198	190	150	145	141	141	146	186
International	52	42	38	39	56	43	43	48

Total	250	232	188	184	197	184	189	234

Intra-group revenue	(3)	(2)	(4)	(2)	(1)	(2)	(1)	(2)

Total revenue	970	970	920	1,025	832	864	888	1,008

Adjustment for Intra-group revenue	3	2	4	2	1	2	1	2

Divisional revenue	973	972	924	1,027	833	866	889	1,010

42

£m	2001			2000
Costs	H1	H2	FY	H1	H2	FY

Reuters Financial	(1,071)	(1,175)	(2,246)	(973)	(1,069)	(2,042)
Reuterspace	(168)	(147)	(315)	(120)	(182)	(302)

Reuters	(1,239)	(1,322)	(2,561)	(1,093)	(1,251)	(2,344)
Instinet	(374)	(302)	(676)	(297)	(350)	(647)
Intra-group costs	5	6	11	3	3	6

Total costs	(1,608)	(1,618)	(3,226)	(1,387)	(1,598)	(2,985)

Adjustment for Intra-group costs	(5)	(6)	(11)	(3)	(3)	(6)

Divisional costs	(1,613)	(1,624)	(3,237)	(1,390)	(1,601)	(2,991)

Divisional profit

Reuters Financial	262	279	541	248	269	517
Reuterspace	(38)	(22)	(60)	(23)	(44)	(67)

Reuters	224	257	481	225	225	450
Instinet	108	70	178	84	73	157

Total	332	327	659	309	298	607

Net currency (loss)/gain	(2)	(11)	(13)	3	(1)	2

Divisional profit	330	316	646	312	297	609

43

£m	2001			2000
Divisional Profit Margin	H1	H2	FY	H1 *	H2 *	FY

Reuters Financial	20%	19%	19%	20%	20%	20%
Reuterspace	(29%)	(18%)	(24%)	(23%)	(32%)	(29%)
Instinet	22%	19%	21%	22%	17%	20%

Total divisional profit margin	17%	16%	17%	18%	16%	17%

Business transformation costs	(74)	(189)	(263)	(41)	(98)	(139)
Amortisation of goodwill and other intangibles	(34)	(47)	(81)	(27)	(32)	(59)

Operating profit	222	80	302	244	167	411
Share of operating losses of joint ventures	(15)	(31)	(46)	(3)	(14)	(17)
Impairment of investments in joint ventures	—	(16)	(16)	—	—	—
Share of operating losses of associates	(19)	(20)	(39)	—	(16)	(16)
Impairment of investment in associate	—	(26)	(26)	—	—	—
Profit on disposal of subsidiary undertakings	200	16	216	8	2	10
Profit/(loss) on disposal of fixed assets/investments	30	(12)	18	202	89	291
Amounts written off fixed asset investments	(60)	(185)	(245)	—	(30)	(30)
Income from fixed asset investments	3	—	3	1	4	5
Net interest (payable)/receivable	(4)	(5)	(9)	(2)	5	3

Profit before taxation	357	(199)	158	450	207	657

Taxation on profit on ordinary activities	(86)	(21)	(107)	(110)	(26)	(136)

Profit after taxation	271	(220)	51	340	181	521

Equity minority interests	(2)	(3)	(5)	—	—	—
Profit after taxation attributable to ordinary shareholders	269	(223)	46	340	181	521

Basic earnings per ordinary share	19.1p		3.3p	24.3p		37.1p

Earnings per ADS (US$ rate used = $1.45)	$1.66		$0.29	$2.11		$3.23

Dividend per ordinary share	3.85p	6.15p	10.00p	3.65p	12.35p	16.00p

Number of ordinary shares ranking for dividend (millions)	1,405	1,402		1,404	1,405

* Restated following adoption of FRS 19 (see note 1 on page 35) 44

Reuters Profit and Loss Account in the New Organisational Structure (unaudited)

	Year to 31 December 2001 £m	Year to 31 December 2001 US$m

Revenue
Treasury	1,058	1,534
Investment Banking & Brokerage	839	1,217
Asset Management	663	961
Corporates & Media	482	699

Reuters	3,042	4,411

Segment costs
Treasury	(48)	(69)
Investment Banking & Brokerage	(44)	(64)
Asset Management	(47)	(68)
Corporates & Media	(126)	(183)

Reuters	(265)	(384)

Contribution
Treasury	1,010	1,465
Investment Banking & Brokerage	795	1,153
Asset Management	616	893
Corporates & Media	356	516

Reuters	2,777	4,027

Non segment costs
Channels	(688)	(998)
Business Technology Group	(712)	(1,032)
Global Services	(236)	(342)
Editorial	(238)	(345)
Business Support Services	(358)	(519)
Corporate/Other	(77)	(112)
Business Transformation	(246)	(357)

Reuters	(2,555)	(3,705)

Normalised operating profit	222	322

An indication of the 2001 results in the new Reuters organisational structure. 45

General Statistics

	December 2001		% change		December 2000

Total subscriber locations (000s)	53.5		6%		50.6

Information sources:
- contributors	5,047		0%		5,036
- markets reported in real time	242		(8%)		263
- journalists	2,259		5%		2,157
- bureaux	230		21%		190

Infrastructures:
- countries with offices	97		(3%)		100
- cities with offices	226		11%		204

Staff numbers	19,429		7%		18,082

Financial ratios	2001		2000	*

Operating margin	7.8%		11.4%
Pre-tax margin	4.1%		18.3%
Post-tax margin	1.3%		14.5%
EBITDA margin	13.0%		27.9%
Earnings per share	3.3	p	37.1	p
Free cash flow per ordinary share	31.3	p	31.0	p
Book value per ordinary share	68.2	p	73.7	p
Return on tangible fixed assets	7.8%		78.3%
Return on equity	4.6%		65.0%

* Restated following adoption of FRS 19 (see note 1 on page 35). The financial ratios are derived from UK GAAP data. 46

The definitions applied to each of the financial ratios are as follows:

EBITDA margin represents earnings before interest, taxation, depreciation and amortisation of goodwill and other intangibles as a percentage of turnover.

Free cash flow per ordinary share represents operating cash flow, net interest and other investment income received less tax paid and net expenditure on tangible fixed assets divided by the weighted average number of shares during the year.

Book value per ordinary share represents adjusted shareholders’equity divided by the number of shares in issue after deducting shares of Reuters Group PLC held by ESOTs at the year end. Adjusted shareholders’ equity is calculated after deducting the carrying value of interests in shares of Reuters Group PLC held by ESOTs.

Return on tangible fixed assets represents the annualised profit after taxation as a percentage of average tangible fixed assets. The average is calculated by adding tangible fixed assets at the start and the end of each period and dividing by two.

Return on equity represents annualised profit attributable to ordinary shareholders divided by the average adjusted shareholders’ equity for the period.

	2001	2000

User Accesses at period end (000s)
Information product accesses
High Tier	171	176
Middle Tier	145	172
Other	181	159

Information product total	497	507

Dealing accesses	19	21
Instinet accesses	30	30
Bridge accesses	81	—

Total accesses	627	558

Revenue per access (£000)
Information products
Total High Tier	5.0	4.6
Total Reuters Information	3.7	3.6
Dealing	18.8	18.3
Instinet	28.8	31.5

Instinet NYSE market share %	3.1%	3.0%

Instinet Nasdaq market share %	14.0%	13.0%

Market value of listed Greenhouse Fund
investments at period end (£m)	21	99

Market value of TSI holding at period end (£m)	1,115	3,166

* Restated following adoption of FRS 19 (see note 1 on page 35) 48

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